CYNTHIA M. KRUS DIRECT LINE: 202.383.0218 E-mail: Cynthia.krus@sutherland.com
November 25, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Attention: John Ganley
100 F Street, N.E.
Washington, D.C. 20549
Re:    Griffin-Benefit Street Partners BDC Corp.
Registration Statement on Form N-2 (File No. 333-196520)
Dear Mr. Ganley:
On behalf of Griffin-Benefit Street Partners BDC Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on November 20, 2015, regarding the Company’s Registration Statement on Form N-2 (File No. 333-196520), as amended, and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.
The Staff requests that the Company undertake to file another Post-Effective Amendment to the Registration Statement after it has filed its annual report on Form 10-K for the year ended December 31, 2015. Such filing would be subject to review by the Staff but would be declared effective prior to May 31, 2015.

Response: The Company hereby undertakes to file a Post-Effective Amendment to the Registration Statement with the SEC after it has filed its annual report on Form 10-K for the year ended December 31, 2015.

2.
Please confirm that the paragraph, “Because you will pay a sales load of up to 10% and offering expenses of up to 1.5%, if you invest $100 in our shares and pay the full sales load, approximately $88.50 of your investment will actually be used by us for investments. As a result, based on the initial public offering price of $10.00, you would have to experience a total net return on your investment of approximately 13% in order to recover these expenses. See “Estimated Use of Proceeds” on page [56],” will appear on the front cover of the printed Prospectus.

Response: The Company hereby confirms that such paragraph will appear on the front cover of the printed Prospectus.

3.
In the “Summary” section of the Prospectus and elsewhere, as applicable, in the headings on pages 3-4 entitled “About Griffin” and “About Benefit Street,” please insert “(Adviser)” and “(Sub-Adviser”) at the end of each heading, respectively.

Response: The Company has revised the Prospectus to note the relationships among the entities. Specifically, the Company has indicated that GBA is the adviser and Benefit Street is the sub-adviser.

4.
On page 1 and throughout the Prospectus the Company states, “We expect that our investments will generally range between $5 million and $50 million, although the size of our investments may increase as our business grows.” Please revise this disclosure on page 1 and throughout the Prospectus to note that investments also may be smaller than $5 million, especially as the Company continues to build its portfolio.

Response: The Company has revised the Prospectus accordingly.

5.
In the “Estimated Use of Proceeds” section of the Prospectus please ensure that the disclosure complies with the disclosure requirements of Guide 1 of Form N-2. Specifically, please provide a more specific description of the length of time that the Company believes it will take to invest all or substantially all of the proceeds from the offering in accordance with its investment objectives.

Response: The Company has revised the Prospectus to state that the Company intends to invest the proceeds from the offering within six months. The Company notes that its ability to invest the net proceeds from the offering in accordance with its investment objectives is dependent on market conditions and the Company’s investment pipeline, and as a result, it is difficult to predict when substantially all of the net proceeds from the offering will be invested. The Company notes that the timeframe it has presented is consistent with the timeframes presented by other business development companies in their shelf registration statements. In addition to market practice, the Company respectfully refers the staff to Guide 1 of Form N-2, which provides that, for business development companies,
[t]he Division is of the view that Section 58 of the 1940 Act requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Section 2(a)(48) and 55(a)(1)-(3) of the 1940 Act, within the earlier of: (i) two years after termination or completion of sales; or (ii) 2 years after commencement of its initial public offering.
As a result, the Company believes that the timeframe of within six months included in the Prospectus is consistent with both industry practice and Guide 1 of Form N-2.

6.
The Staff notes that on page 57 under the heading “Distributions,” and elsewhere throughout the Prospectus, the Company notes that, “As required under the 1940 Act, a quarterly estimate of the tax attributes of our distributions will be delivered to our stockholders; however, actual determinations of such tax attributes, including determinations from return of capital, will be made annually as of the end of our fiscal year, based upon our taxable income and distributions paid for the full year.” The Staff directs the Company to the requirements of Section 19 of the Investment Company Act of 1940 Act (the “1940 Act”) and Rule 19a-1 thereunder, which provide that a written statement must accompany each dividend payment and such statement must clearly indicate the source from which the payments are made. Given that the Company’s board of directors declares monthly distributions to the Company’s shareholders, please delete reference to the “quarterly estimate” and clarify that all distributions will be accompanied by estimates of the tax attributes of the distributions in accordance with Section 19 of the 1940 Act and Rule 19a-1 thereunder

Response: The Company has revised the Prospectus accordingly.

7.
The Staff notes that on page 74 under the heading “Expense Support and Conditional Reimbursement Agreement,” the disclosure provides that, “If we terminate the Investment Advisory Agreement with GBA, we will be required to repay GBA all reimbursements funded by GBA within three years of the date of termination.”

a.	Please explain to the Staff why such provision should not be deemed to be a penalty, which is prohibited by Section 15(a)(3) of the 1940 Act.

Response: Section 15(a) of the 1940 Act provides that a registered investment company may not enter into an investment advisory agreement which imposes a penalty if the agreement is terminated. The expenses that are addressed under the Expense Support and Conditional Reimbursement Agreement include expenses that have already been incurred. As a result, any such requirement to repay expenses upon termination of the Advisory Agreement amounts to payment of services provided and is not an additional payment being imposed under the Expense Support and Conditional Reimbursement Agreement. The reference to the termination of the Advisory Agreement in the Expense Support and Conditional Reimbursement Agreement is included only as a reference to a point in time where repayment would be required and does not tie the two agreements together. Further, the fees incurred under the Advisory Agreement are not increased or altered by the Expense Support and Conditional Reimbursement Agreement.
The purpose of the Expense Support and Conditional Reimbursement Agreement is only to: (i) ensure that no portion of the Company’s distributions to its shareholders will be paid from its offering proceeds or borrowings and/or (ii) reduce the Company’s operating expenses until the Company has achieved economies of scale sufficient to ensure that the Company bears a reasonable level of expense in relation to its investment income. As a result, the Expense Support and Conditional Reimbursement Agreement addresses payment of services provided and does not address payment of the management fee and incentive fee payable to GBA under the Advisory Agreement. The requirement that the Company will be required to repay GBA for all reimbursements funded is simply requiring the Company to pay for services previously provided by and the resulting amount owed to GBA. Such a payment is not a penalty for termination of the Advisory Agreement, but rather an acceleration of the obligation of the Company to pay GBA for payments that are already due to GBA.
Furthermore, the expenses that may become due and payable under the Expense Support and Conditional Reimbursement Agreement also may include expenses such as legal services, accounting services, and printer expenses, which are not considered advisory services. Therefore, such payments for services provided to the Company under the Expense Support and Conditional Reimbursement Agreement do not come within the scope of Section 15(a) of the 1940 Act, regardless of the timing of repayment, which is all the Expense Support and Conditional Reimbursement Agreement covers.
Finally, the Company notes that accelerating the repayment of expenses incurred three years prior to the termination of an expense support agreement is consistent with the market practice of business development and other companies that have entered into expense support agreements with their advisors.
In light of the foregoing, the Company believes that neither the payment of the termination fee described in the Expense Support and Conditional Reimbursement Agreement nor the required repayment constitutes a violation of Section 15(a)(3) of the 1940 Act.

b.
Please provide the Staff with a representation that the Company will not make any payments under this provision of the expense support and conditional reimbursement agreement unless the Company first consults with the Staff.

Response: The Company hereby undertakes that it will not make any payments under this provision of the Expense Support and Conditional Reimbursement Agreement unless the Company first consults with the Staff.

8.
The Staff notes that the Company indicates, via footnote 3 to the table included under the “Portfolio Companies” section of the Prospectus, that it has provided a delayed draw term loan to a portfolio company. Please provide the Staff with the required representation regarding such unfunded commitments.

Response: The Company confirms and represents to the Staff that it believes that its assets will provide adequate cover to satisfy its unfunded commitments.

9.
On page 107 of the Prospectus, the Company notes that “The investment advisory agreement and the administration agreement each provide that GBA, our Administrator and their respective officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by GBA or our Administrator or such other person, and GBA, our Administrator and such other person shall be held harmless for any loss or liability suffered by us, if (i) GBA or our Administrator has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) GBA or our Administrator or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of willful misfeasance, bad faith or gross negligence by GBA, our Administrator or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold GBA, our Administrator or such other person harmless is only recoverable out of our net assets and not from our stockholders.” (emphasis added).

Please revise the underlined language as follows to comply with Section 17(i) of the 1940 Act, willful misfeasance, bad faith, or gross negligence, in the performance of his duties, or by reason of reckless disregard of its obligations and duties under such agreement.
Please make conforming changes to similar disclosure throughout the Prospectus.
Response: The Company has revised the Prospectus accordingly.

10.
The Staff notes that disclosure on page 15, and elsewhere in the Prospectus, the Company states that, “However, in the event of the death, disability or bankruptcy of a stockholder, we may repurchase such a stockholder’s shares before the first calendar quarter following the one-year anniversary of the date that we met the minimum offering requirement (which occurred on May 1, 2015), subject to the discretion of our board of directors.” The Staff refers the Company to a no-action letter issued to J. & W. Seligman & Co. (J&W Seligman & Co., SEC No-Action Letter, Fed. Sec. L. Rep. P. 79, 358 (Nov. 13, 1989)) where the Staff was unable to assure the company that it would not take any enforcement action if the company were to issue its shares with an estate feature permitting limited redemption of such company’s shares in accordance with the terms of the company’s charter and in reliance upon the exemption set forth in Rule 23c-2 under the Investment Company Act of 1940 Act.

a.	Please explain how the Company’s estate feature differs from that set forth in the J.& W. Seligman & Co. no-action letter and why it should be permitted.
Response: The Company believes that its repurchase provision on account of death, disability, or bankruptcy of a stockholder before the first calendar quarter following the one-year anniversary of the date we met the minimum offering requirement (May 15, 2015) is in compliance with the applicable rules for repurchases. This provision does not unfairly discriminate against any shareholder because all shareholders are treated the same upon the specified event, and, thus, the offer is made to all shareholders on equal terms. In this regard, the Company’s offer also is distinguishable from the offer discussed in J. & W. Seligman Letter. In that letter, the company’s proposed redemption feature only applied to shareholders who held their shares for more than one year. The Company's provision does not have any such restriction. Further, the Company believes that the prospectus describing the provision satisfies any applicable notice requirements to shareholder. In addition the board maintains the discretion to implement this provision.
In light of the foregoing, the Company believes that meets the applicable requirements, and that its provision is distinguishable from the situation described in the J. & W. Seligman Letter.

b.	Please provide the Staff with a representation that the Company will not avail itself of this provision of its share repurchase program unless it first consults the Staff.
Response: The Company hereby undertakes that it will not avail itself of this provision of its share repurchase program unless the Company first consults with the Staff.

11.
Please confirm that the Company will file a Post-Effective Amendment No.2 with the financial statements for the quarter ended September 30, 2015 and such amendment will also include a consent from the Company’s independent registered public accounting firm.

Response: The Company hereby agrees to file a Post-Effective Amendment No.2 with the SEC, which will include the financial statements for the quarter ended September 30, 2015 and a consent from the Company’s independent registered public accounting firm.
* * *
In connection with the submission of the responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.
Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus